FORM N-8F
    [As last amended in Release No. IC-23786, effective June 1, 1999, 64 F.R.
                                     19469.]

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F


Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information


1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):


      [X]  Merger


      [ ]  Liquidation


      [ ]  Abandonment of Registration


           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


      [ ]  Election of status as a Business Development Company


           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:


       Franklin Federal Money Fund (the "Fund")

3. Securities and Exchange Commission File No.:


       811-03052


4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?


      [X]  Initial Application [ ]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

           One Franklin Parkway
           San Mateo, CA  94403-1906

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Kristin H. Ives
           Stradley, Ronon, Stevens & Young, LLP
           2600 One Commerce Square
           Philadelphia, PA 19103
           (215) 564-8037

           Steven J. Gray
           Franklin Templeton Investments
           One Franklin Parkway
           San Mateo, CA  94403
           (650) 312-2018

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           The accounts, books or other documents required to be maintained by
           Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Fund at One Franklin Parkway, San Mateo, CA 94403-1906 or its shareholder services agent, Franklin Templeton Investor Services, LLC, at 3344 Quality Drive, Rancho Cordova, CA 95670-7313.

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.


8. Classification of fund (check only one):


      [X] Management company;


      [ ]  Unit investment trust; or


      [ ]  Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):


      [X]  Open-end  [ ]  Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):


           The Fund was a corporation created under the laws of the state of California.


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           The Fund was a "feeder" fund in a "master/feeder" structure. The Fund invested all of its shares in The U.S. Government Money Securities Market Portfolio ("Portfolio"). The investment adviser of the Portfolio was Franklin Advisers, Inc., One Franklin Parkway, San Mateo, CA 94403-1906

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Franklin Templeton Distributors, Inc. located at One Franklin, Parkway, San Mateo, CA 94403-1906

13. If the fund is a unit investment trust ("UIT") provide: Not applicable


      (a) Depositor's name(s) and address(es):


      (b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


      [ ]  Yes  [X]  No


      If Yes, for each UIT state:


      Name(s):


      File No.:  811-______


      Business Address:


15.   (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


           [X]  Yes  [ ]  No


           If Yes, state the date on which the board vote took place:


                May 10, 2006.


           If No, explain:


      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


           [X ] Yes  [ ]  No


           If Yes, state the date on which the shareholder vote took place:



                August 15, 2006.


           If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


                [ ]  Yes  [X]  No

      (a) If Yes, list the date(s) on which the fund made those distributions:


      (b) Were the distributions made on the basis of net assets? Not applicable


           [ ]  Y es [ ]  No


      (c) Were the distributions made pro rata based on share ownership? Not applicable


           [ ]  Yes  [ ]  No


      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Shareholders of the Fund received one share of Franklin Money Fund in exchange for each share of the Fund they held at the effective time of the merger.


      (e) Liquidations only: Were any distributions to shareholders made in-kind? Not applicable


           [ ]  Yes  [ ]  No


           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17. Closed-end funds only:


      Has the fund issued senior securities? Not applicable


      [ ]  Yes  [  ] No


      If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18. Has the fund distributed all of its assets to the fund's shareholders? Not applicable


      [ ]  Yes  [ ]  No


      If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? Not applicable


      [ ]  Yes  [ ]  No


      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities


20. Does the fund have any assets as of the date this form is filed?


      (See question 18 above)


      [ ]  Yes  [X]  No


      If Yes,


      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


      (b) Why has the fund retained the remaining assets?


      (c) Will the remaining assets be invested in securities?


           [ ]  Yes  [ ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


      [ ]  Yes  [X]  No


      If Yes,


      (a) Describe the type and amount of each debt or other liability:


      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request for Deregistration


22. (a) List the expenses incurred in connection with the Merger or Liquidation:


           (i) Legal expenses: $125,000


           (ii) Accounting expenses: $0


           (iii)Other expenses (list and identify separately):

            Proxy Solicitation Expenses (SCC & Alamo) - $15,791 ADP charges for all street and nominee accounts - $4,391.50 ADP charges for accounts voted through SCC - $1,623.50

                (a) Costs of printing and mailing proxy statements and related documents: $29,044


                (b) Assignment fees related to the assignment of certain loan participations: $0


           (iv) Total expenses (sum of lines (i)-(iii) above): $175,850


    (b) How were those expenses allocated?


     25% - Acquired Fund, 25% - Acquiring Fund and 50% - Franklin Advisers, Inc.


    (c) Who paid those expenses?


     25% - Acquired Fund, 25% - Acquiring Fund and 50% - Franklin Advisers, Inc.


      (d) How did the fund pay for unamortized expenses (if any)? Not applicable


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?


      [ ]  Yes  [X]  No


      If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business


24. Is the fund a party to any litigation or administrative proceeding?


      [ X] Yes  [ ]  No


      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      The Fund has been named in a number of private civil lawsuits alleging violations of federal and state securities laws, and styled as class actions or derivative actions on behalf of certain Franklin Templeton mutual funds, including the Fund. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, and seek, among other relief, monetary damages, restitution, removal of fund trustees, directors, advisers, administrators, and distributors, rescission of management contracts and distribution plans under Rule 12b-1 promulgated under the Investment Company Act of 1940 ("Rule 12b-1"), and/or attorneys' fees and costs. Those lawsuits, along with more than 400 similar lawsuits against at least 19 different mutual fund companies, were filed in federal district courts throughout the country in 2004. Because those lawsuits involve common questions of fact, the Judicial Panel on Multidistrict Litigation (the "Judicial Panel") ordered the creation of a multidistrict litigation in the United States District Court for the District of Maryland, entitled In re Mutual Funds Investment Litigation (the "MDL"). The Judicial Panel then transferred similar lawsuits from different districts to the MDL for coordinated or consolidated pretrial proceedings. Prior to filing the amended consolidated class action complaint, plaintiffs stipulated to dismiss without prejudice certain class action defendants, including the Fund. The Fund continues to be named, nominally, in the amended consolidated fund derivative action complaint. On February 25, 2005, defendants filed motions to dismiss those complaints. Defendants' motions are currently under submission with the court.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


      [ ]  Yes  [X]  No


      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only


26. (a) State the name of the fund surviving the Merger:


                Franklin Money Fund

    (b) State the Investment Company Act file number of the fund surviving the Merger:


                 811-02605

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


           File No.: 333-134290


           Form Type: N-14AE


           Filing Date: May 19, 2006.


    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable


                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Fund, (ii) he is a Assistant Secretary of the Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ Steven J. Gray
                                    Steven J. Gray